

October 6, 2014

<u>Via E-mail</u>
Heather Atkinson
Chief Financial Officer
Bourbon Brothers Holding Corporation
2 N. Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

  Re: Bourbon Brothers Holding Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 19, 2014
    File No. 000-53853

Dear Ms. Atkinson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Loan Lauren P. Nguyen

      Loan Lauren P. Nguyen
      Special Counsel